INVEST IN **LULLAFEED™**

For when your baby needs you the most


Invest with us in
BRIGHTER STARTS FOR BABIES
LullaFeed

lullafeed.com Louisville, KY

Highlights

1. Award winning neonatal founders with 2+ decades experience feeding infants and helping parents
2. Raised $150K in NIH funds and top four finalist invited to present at NIH Proof-of-Concept showcase
3. Winner of 5 pitch competitions, totaling over $130K in non-dilutive funding
4. Baby-ready MVP built and currently being tested by parents in an alpha trial
5. Celebrated with 2,000+ likes/comments/shares from parents and supporters on announcement of waitlist
6. Approaching 300 signups on pre-launch waitlist campaign at LullaFeed.com
7. Backed by Render Capital, Kentucky Science and Technology Corporation, 6 neonatologists, & 7 angels
8. 1 issued patent and 1 pending patent

Featured Investors



Patrick Henshaw Follow

Managing Director, Render Capital West Point Engineer with Extensive Leadership, Stakeholder Management and Venture Capital Experience. Startup growth and scaling, program, project and process management and innovation initiatives.
wefunder.com

"Our team has had unwavering faith in the Innovative Therapeutix team to successfully bring LullaFeed™ to market. The team is acutely aware of the clinical problem and each has direct experience working in the neonatal space with infants and their families. I am personally excited to be a part of this next phase of growth for Innovative Therapeutix and the LullaFeed™ product. As an investor, I will continue to support this team by opening up the Render Capital network, resource pool, advisor base, and corporate partners for any benefit to Innovative Therapeutix."



The Kentucky and Science
Technology Corporation [in]   Follow

Executive Director, KSTC | Managing Partner, Keyhorse Capital A Louisville, KY native,
active in early stage venture capital investing, tech start-ups, education advocacy and
community development.

"The founders have had strong references, made rapid progress, assembled a
strong team, taken an evidenced-based approach to product development and
has solid history and understanding of both the problem and today's
therapies/interventions. "



Dr. Terry Cohen, MD [in] | Follow

Born and raised in Louisville, KY and has been practicing Neonatology since 1996. He has
developed a philosophy of care that both focuses on the long term outcomes of
premature infants, while constantly re-examining the current models of treatment used.

"I have known and worked closely with both founders, who have helped me
care for my patients in a Level III NICU setting, for well over twenty years
combined. I identify them both as the local, if not regional experts in their
respective fields. I am familiar with their efforts not only to develop a novel
feeding product focused on my own patient population, but to do this in a
manner of integrity supported by rigorous study rather than conjecture an
ongoing quality improvement rather than market appeal. Over the past three
decades, although neonatology has experienced remarkable advancements in
technology, equipment, and medication, I am hard pressed to name a single,
well-studied technique or novel device to significantly improve infant feeding."



Gill Holland   Follow

Gill Holland is a serial entrepreneur and community builder. He is a former lawyer, owns
sonaBLAST! Records, is involved on many cultural boards, and was named 2009's Person
of the Year by Louisville Magazine.
wefunder.com

"As a music entrepreneur and father of three (that I had experience with trying
to give bottles to!), I loved the idea of a baby nursing to their mom's singing. I
am sure I could have used this back in the day! When I met Michael and
Rebekah and heard their stories from working in the neonatal intensive care
units, it was a no-brainer to invest and try to help get this idea to the millions of
babies and caretakers who can benefit!"



AV RCP LP   Follow   Invested $120,000 ⓘ
Syndicate Lead

Render's Wefunder Match Fund will support campaigns in Louisville and Southern IN -
matching the first $20,000 that your company raises!
render.capital

"The team is acutely aware of the clinical problem and each has direct
experience working in the neonatal space with infants and their families. I am
personally excited to be a part of this next phase of growth for Innovative
Therapeutix and the LullaFeed™ product. As an investor, I will continue to
support this team by opening up the Render Capital network, resource pool,
advisor base, and corporate partners for any benefit to Innovative Therapeutix"

Our Team



Michael Detmer   Chief Executive Officer

Board-certified music therapist with neonatal intensive care unit (NICU)
specialty, 8+ years clinical and research experience on infant behavior and
development + serving as principal investigator on multiple clinical studies.



Rebekah Gossom   Chief Clinical Officer

Speech-language pathologist and infant feeding specialist with 20+ years full-
time experience feeding infants and helping parents in the neonatal intensive
care unit (NICU) and outpatient feeding clinic.

Wouldn't you do anything to help your baby
if they weren't feeding?


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Our Story

One of the biggest fears of a new parent is that their baby won't eat. We're here to take that stress away, making sure infants get a strong and healthy start. And you'll never guess our secret ingredient (besides milk, of course)! It's 🎶 music 🎶! We all know how great music is for infants, but did you know over three decades of published research with infants show they feed better with music, especially a parent's lullaby? LullaFeed™ is here for parents and their baby, keeping the parent's soothing and supportive voice with the baby during every feed - even if they're away at daycare, in the hospital, or struggling with feeds by another caregiver.


3 in 5 infants
struggle with feeding.

Founders Michael and Rebekah see these problems every day in their work with infants and parents in the neonatal intensive care unit (NICU).


"It's been an honor to care for so many babies and parents in the Louisville area and we're beyond excited with the thought that LullaFeed™ will allow us to help more families than we ever could have imagined."
LullaFeed
LullaFeed

It's estimated that 57% of children, or 74.1 million each year, may experience challenges with feeding. These issues present for a variety of reasons, but most often:

- in infants born prematurely (10% of births);
- at the end of maternity leave when the mother returns to work and the infant needs to start taking bottles, or is all of a sudden being fed by a new caregiver;
- in infants born with a developmental delay – up to 80% of these kiddos struggle with feeding; or
- for infants with common issues like a tongue tie.


Parents should not have to resort to trial-and-error.

Today, parents are left with trial-and-error troubleshooting using different bottles or nipples hoping their baby will feed. In more severe cases, though, they have to get a referral and appointment with a feeding specialist or sometimes end up in the ER admitted with "failure to thrive".


Persistent feeding issues cause
speech and language delays
seen as early as 2 years of age.

When feeding challenges present, no time can be wasted. Infants require adequate nutrition for optimal growth and development and if problems aren't resolved, there can be long term impacts.

> **If the developmental milestone of feeding is missed, acquiring these skills later is much harder, or impossible.**

These issues no longer need to be a parent's worst nightmare. With LullaFeed™, the baby will have the lullaby of their parent's love supporting them and encouraging them through the feeding journey, ensuring they are growing healthy and strong, one LullaFeed™ at a time!

LullaFeed product demo

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LullaFeed Music-Driven Baby Feeding

LullaFeed™ is an infant feeding product that uses research-based contingent music reinforcement to support positive, effective, and efficient bottle-feeding behaviors – a critical milestone for infant development. The LullaFeed™ system consists of two components: 1) our baby bottle attachment and 2) our mobile app. Our smart baby bottle attachment fits onto variously sized bottles with its flexible "sleeve" design.

Music-Driven Baby Feeding™
- All-in-one feeding sensor + music player attaches to bottle
- Flexible sleeve fits variously sized/shaped bottles
- Baby-safe, easy to clean

The LullaFeed™ attachment contains multiple sensors used to detect infant feeding patterns and when feeding is detected, the parent's pre-recorded voice plays back to the infant via an embedded speaker as a reward and encouragement for the infant to continue feeding. In short, if the infant drinks, they hear their parent's lullaby. If they stop drinking, the lullaby stops. Because infants are attentive to and seek their parent's voice, they suck again to keep the music on, in turn strengthening the neurologic and oral-motor systems for feeding.



Lullaby music plays when


feeding is
detected.

The science here is **contingent music**, which is supported by over three decades of published clinical research to improve infant development, behavior, and feeding skills (1, 2, 3, 4, 5, 6, 7). For LullaFeed™, contingent music means the music plays only if and when the infant drinks appropriately.


LullaFeed
is built on
30 years
of clinical research

And it gets better, other studies have shown that **even the parents** have positive responses to music with their baby including reduced stress(1, 2, 3) and improved parent-infant bonding(1, 2).


Benefits of
contingent
music
• improved feeding rate
• more bottles per day
• bottles finished sooner
• increased attention
• improved bonding
• decreased stress

Our mobile app is initially used to record the parent's voice for the LullaFeed™ bottle attachment and can later be used to gather insights and analytics on the infant's feeding performance from the feeding data collected.


LullaFeed™ App

Upon first using the app, the parent selects a few favorite lullabies from our playlist of pre-loaded guides. Then, while recording, the parent sings along to the guide voice and is also supported with our in-app karaoke style platform including a rhythmic vibration of the phone ensuring singing is at a tempo of 60 beats per minute, which matches the baby's average suck rate at 1 suck/second.


Stay connected
to your baby.
• Monitor feeding progress from anywhere
• Review analytics and insights as your baby grows
• Record and store personal lullaby music

The app also allows parents to track how feedings are improving, how much milk their baby took, how long feedings are taking, how many successful feeds were taken each day, and more.


Be with your
baby, even
when apart.


Parents



As we are rapidly approaching our launch to market, we announced a waitlist signup at **LullaFeed.com** in October '23, which has clearly established our product-market fit. Within a day of our posts on social media, we received an overwhelming 2,000+ comments, likes, and shares from parents, clinicians, and supporters! The coolest part? This was 100% organic and was not fueled by any paid ads, further demonstrating our community is genuinely excited, ready, and eager for LullaFeed™ to launch! See what they had to say for yourself on **Michael's** and **Rebekah's** post here!

1,125 likes   387 comments   457 shares

The excitement has continued, too. We have demonstrated market validation with over 250 waitlist signups and are steadily marching toward 300. These customers are establishing the foundation of our sales pipeline and many have even reached out to get their hands on LullaFeed™ earlier to test and give us feedback!

> " My baby was in the hospital for the first 4 months of his life due to needing an airway reconstruction and was NG-tube fed during this time. Now we are weaning him off the G-tube but are struggling with quantity and keeping interest. LullaFeed™ would be great for him because he loves music and if he had positive associations with a bottle, meal time wouldn't be such a struggle. "

Pricing Model   LullaFeed

We're first launching LullaFeed™ as a consumer health product to gain market feedback and prepare for, and help fund, a medical device version which will be used in hospitals with the tiniest and sickest of infants. Our market study and waitlist indicate strong demand for our consumer device from parents – with or without known feeding challenges – willing to pay over $80.



$89.99 $299.99 $75.99   **$79.99**

At our current cost of goods (per 10K units) this will yield a 66% gross margin.

$22.85 COGs/10,000 units → 66% gross margin

After launching online to consumers and building out the medical device iteration, we'll commercialize to NICUs and outpatient feeding clinics; in these settings, treatments using LullaFeed™ can be billed-per-unit therapy sessions (CPT: 92526), leveraging the high reimbursement rates linked to addressing critical nutritional deficits including failure to thrive.

Market

Market Opportunity

LullaFeed™ taps into the **$197B baby tech industry** as our total addressable market, growing at an estimated CAGR of 8.9%. Our SAM is the **US baby tech industry ($46B)**, and our obtainable market is the 59% of *non-Medicaid covered families facing early feeding challenges (57%), representing a $15.47B annual opportunity.

**We are in early conversations with hospital foundations and local grant-based programs to offer LullaFeed™ at reduced prices or for free to families who otherwise couldn't afford it.*


$15.47B
SOM
US non-Medicaid families w/ feeding challenges
$46B
SAM
US Baby Tech Industry
$197B
TAM
Global Baby Tech Industry

Our waitlist campaign has revealed an even broader interest, though: 2/3 of parent signups are still expecting or have infants **without** feeding issues, highlighting the universal appeal of music and feeding analytics, beyond just problem-solving.

65% **of parents signed up are expecting, adopting, or have an infant *without* a feeding challenge.**

Additionally, 3/4 of our sign-ups were either friends and family that want to buy LullaFeed™ as a baby shower gift or caregivers like daycare providers that want to use this in their job.


3/4
of signups are family & friends.

Pitchbook reported that "Venture-backed parent-tech companies in the US have attracted nearly $1.4 billion in 2021...that total is larger than what the category garnered in the previous four years combined." And, it makes sense: with a million more millennial women becoming mothers each year – mothers who prefer to stay in the workplace – they are increasingly relying on technology solutions to give them peace of mind that their new baby is safe and sound.

The baby tech industry is growing faster than ever before.

Parents are seeking objective data and analytics to give them confidence their baby is growing and thriving and we're the first company to bring forth a sensor-based, insight-focused, music-powered, and baby-tailored feeding product.


LullaFeed™ provides assurance and confidence to parents...



while promoting critical developmental skills for their baby.

We bring an extraordinarily unique blend of expertise to LullaFeed™. As a neonatal music therapist and a speech-language pathologist/infant feeding specialist, we have a combined 25+ years of experience in treating, researching, and feeding infants, which provides invaluable insights into our customers' needs, values, and fears.

★★★★★ Award Winning Team

Our work is grounded in our daily patient interactions, giving us a deep understanding of the challenges and concerns faced by parents and caregivers, ensuring LullaFeed™ is developed from a foundation of expertise and real world knowledge. We've used every baby bottle on the market and answered thousands of questions from worried parents who are trying to do the right thing for their baby.

Neonatal clinicians with 25+ years experience



Michael Detmer, MME, MT-BC (NICU-MT)
Chief Executive Officer | Founder
NICU Music Therapist



Rebekah R. Gossom, MS, CCC-SLP (CNT)
Chief Clinical Officer | Founder
Infant Feeding Specialist

We have been engaged with **Surfaceink** since January '23 for the product development of LullaFeed™. Surfaceink is a premier and full-service product design and engineering services consultancy located in San Jose, California. Since 1999, they have worked with the most sought-after product brands to realize disruptive and iconic consumer and medical products. Our engineers at Surfaceink have a deep product focus and bring decades of product, materials, and process experience to LullaFeed™. Also, with several of them being new parents and grandparents, they have poured their personal passion into LullaFeed™ and helped us develop straight from our customer viewpoint.

LullaFeed♪ in the news



LullaFeed™ wins Render Competition among "302 startup applicants from 27 countries that applied"



"While LullaFeed™'s function is relatively simple...the strategy behind its patent-pending technology is fairly complex"



"UofL-backed teams swim with the 'sharks' (and win)"



"A Louisville duo's invention uses the power of song to help infants feed"

VENTURE CONNECTORS
powered by Amplify Louisville

LullaFeed™ wins Venture Sharks business competition and also took home the audience favorite award. They were "selected based on the viability of its idea, the ability of the final award to positively impact the business and the

mobi health news

"This unique and user-friendly technology will allow parents to support their child with feeding, thus preventing hospital readmissions, long-term feeding issues, and speech/language delays."

quality of their presentation."

The capital raised from this community round will directly support the final productization of LullaFeed™.



Use of
Funds

Our next effort is to incorporate customer feedback from our current alpha unit trial into the buildout of a beta/market-ready unit. We'll start with updates to the design, followed by validation, staging, and testing, and will conclude with another short customer trial to get feedback on the enhancements. Next, we'll make any necessary revisions, complete certification testing, and finally, do a production run test before launching LullaFeed™ into the market!



1 Beta Build
2 Beta Trial
3 Production Test
4 Launch Sales

LullaFeed™ has closed capital from notable institutional investors including Render Capital, The Kentucky Science and Technology Corporation, CATO Neonatal Innovations, Inc., and six neonatologists (yes, even baby doctors are rooting for us!) as well as 7 other angel investors.



Invest
alongside our
institutonal
investors
and angels
RENDER CAPITAL
cato
KSTC
KENTUCKY SCIENCE & TECHNOLOGY CORPORATION

We opened this community investment round to give our fans, supporters, and cheerleaders the opportunity to invest alongside of our institutional investors. Together, we're going to bring LullaFeed™ to market, giving parents assurance and peace of mind, and babies the best chance of growing up healthy and strong!

Invest in
brighter starts
for babies.
LullaFeed™

Downloads



LullaFeed Investor Deck.pdf